UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.2)*

Agora, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

00851L103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 00851L103 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Global Select Market under the symbol “API.” Each ADS represents four Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00851L103		Schedule 13G
1		Names of Reporting Persons Bin (Tony) Zhao
2		Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 89,889,379 ordinary shares (1) (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 89,889,379 ordinary shares (1) (See Item 4)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 89,889,379 ordinary shares (1) (See Item 4)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount In Row 9 21.1% (See Item 4)
12		Type of Reporting Person IN

(1) Includes (a) 76,179,938 Class B ordinary shares held by Much ado Limited, a British Virgin Islands company where Mr. Bin (Tony) Zhao is the sole director and, as such, has discretionary authority to vote and dispose of the shares held by Much ado Limited in Agora, Inc.; and (b) 7,267,029 Class A ordinary shares and 6,442,412 Class A ordinary shares (as represented by 1,610,603 ADSs) held by YY TZ Limited, a British Virgin Islands company where Mr. Bin (Tony) Zhao is the sole director and, as such, has discretionary authority to vote and dispose of the shares held by YY TZ Limited in Agora, Inc. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share.

CUSIP No. 00851L103		Schedule 13G
1		Names of Reporting Persons Much ado Limited
2		Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 76,179,938 ordinary shares (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 76,179,938 ordinary shares (See Item 4)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 76,179,938 ordinary shares (See Item 4)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount In Row 9 17.9% (See Item 4)
12		Type of Reporting Person CO

CUSIP No. 00851L103		Schedule 13G
1		Names of Reporting Persons YY TZ Limited
2		Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,709,441 ordinary shares (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,709,441 ordinary shares (See Item 4)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 13,709,441 ordinary shares (See Item 4)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount In Row 9 3.2% (See Item 4)
12		Type of Reporting Person CO

Item 1(a). Name of Issuer:

Agora, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Floor 8, Building 12, Phase III of ChuangZhiTianDi
333 Songhu Road, Yangpu District, Shanghai

People’s Republic of China

Item 2(a). Name of Person Filing:

Bin (Tony) Zhao
Much ado Limited
YY TZ Limited

Item 2(b). Address of Principal Business Office or, if none, Residence:

Bin (Tony) Zhao
c/o Agora, Inc.
Floor 8, Building 12, Phase III of ChuangZhiTianDi
333 Songhu Road, Yangpu District, Shanghai

People’s Republic of China

Much ado Limited

Trident Chambers, PO Box 146
Road Town, Tortola
British Virgin Islands

YY TZ Limited

Wickhams Cay II, Road Town, Tortola, VG1110
British Virgin Islands

Item 2(c). Citizenship:

Mr. Bin (Tony) Zhao – People’s Republic of China
Much ado Limited – British Virgin Islands
YY TZ Limited – British Virgin Islands.

Item 2(d). Titles of Classes of Securities:

Class A ordinary shares, par value US$0.0001 per share (the “Class A ordinary shares”). Holders of Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share (the “Class B ordinary shares”) have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share.

Item 2(e). CUSIP Number:

00851L103

CUSIP number 00851L103has been assigned to the ADSs of the issuer, which are quoted on the Nasdaq Global Select Market under the symbol “API.” Each ADS represents four Class A ordinary shares.

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4. Ownership

The following information with respect to the ownership of the Class A ordinary shares by each of the reporting persons is provided as of December 31, 2022:

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Bin (Tony) Zhao	89,889,379 ordinary shares (2)	21.1%	0	89,889,379 ordinary shares (2)	0	89,889,379 ordinary shares (2)
Much ado Limited	76,179,938 ordinary shares (3)	17.9%	0	76,179,938 ordinary shares (3)	0	76,179,938 ordinary shares (3)
YY TZ Limited	13,709,441 ordinary shares (4)	3.2%	0	13,709,441 ordinary shares (4)	0	13,709,441 ordinary shares (4)

(1) The percentage of the class of securities beneficially owned by each reporting person is calculated based on 425,916,454 ordinary shares as a single class, being the sum of 349,736,516 Class A ordinary shares and 76,179,938 Class B ordinary shares, outstanding as of December 31, 2022.

(2) Includes (a) 76,179,938 Class B ordinary shares held by Much ado Limited, a British Virgin Islands company where Mr. Bin (Tony) Zhao is the sole director and, as such, has discretionary authority to vote and dispose of the shares held by Much ado Limited in Agora, Inc.; and (b) 7,267,029 Class A ordinary shares and 6,442,412 Class A ordinary shares (as represented by 1,610,603 ADSs) held by YY TZ Limited, a British Virgin Islands company where Mr. Bin (Tony) Zhao is the sole director and, as such, has discretionary authority to vote and dispose of the shares held by YY TZ Limited in Agora, Inc.

(3) Represents 76,179,938 Class B ordinary shares held by Much ado Limited.

(4) Represents 13,709,441 Class A ordinary shares held by YY TZ Limited, of which 1,610,603 Class A ordinary shares are represented by ADSs.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2023

Bin (Tony) Zhao
By:	/s/ Bin (Tony) Zhao
	Name:	Bin (Tony) Zhao
Title:

Much ado Limited
By:	/s/ Bin (Tony) Zhao
	Name:	Bin (Tony) Zhao
	Title:	Director

YY TZ Limited
By:	/s/ Bin (Tony) Zhao
	Name:	Bin (Tony) Zhao
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement